IN ACCORDANCE WITH RULE 202 OF REGULATION S-T,
THIS FORM SE IS BEING FILED IN PAPER PURSUANT
TO A CONTINUING HARDSHIP EXEMPTION.



RECD S.E.C.
JUL 30 2003



03028111

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for July 30, 2003
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-103821
(SEC File Number, if Available)

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on July 30, 2003.

CWMBS, INC.



By: ______________________
Darren Bigby
Vice President

Exhibit Index

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THESE

COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY MERILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

for

CWMBS, INC.

CHL MORTGAGE PASS-THROUGH TRUST 2003-37
MORTGAGE PASS-THROUGH CERTIFICATES, SERIES 2003-37

The attached tables and other statistical analyses (the "Computational Materials") are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and not by the issuer of the securities or any of its affiliates. The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Merrill Lynch, the issuer of the securities nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable Prospectus Supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting the Merrill Lynch Trading Desk at (212) 449-5320.

Please be advised that asset-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

CWHL 2003-37

3/1yL and 5/1yL Jumbo ARM Collateral

	Group #1	
Collateral Type:	3/yrL ARM	
Pass-Through Coupon:	4.10%	-10bps
Approx. Gross WAC:	4.35%	+/- 10bps
Aggregate Principal Balance:	$100,000,000	+/- 5%
Index	1yrLibor	
Net Margin	2.00bps	
Gross Margin	2.25bps	
Caps	2-2-10.10%	
Months to Roll	35	+/-2
Average Loan Balance:	$500,000 Approx.	
WAM:	359	+/- 2
WA LTV:	75% Approx.	+/-5%
Interest Only	30% Approx.	
Single Family (including PUDS)	88% Approx.	
Geographic:	38% California Approx. (55% Max)	
Cash-Out Refi.:	15% Approx.	
Avg. FICO:	717 Approx.	
Rating/Subordination:	AAA/ 3.70%	+/- 50bps
Rating Agency:	S&P or MDY +Fitch	
Settlement:	July 31, 2003	
Whole Loan Desk	Brian Delany 449-5326	

The information herein has been provided solely by Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch"). Neither Merrill Lynch, the Issuer of the securities nor any of its affiliates make any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission.

The information contained herein will be superseded by the description of the collateral pool contained in the prospectus supplement relating to the securities.

Group #2

Collateral Type:	5/yrL ARM	
Pass-Through Coupon:	4.45%	-10bps
Approx. Gross WAC:	4.70%	+/- 10bps
Aggregate Principal Balance:	$400,000,000	+/- 5%
Index	1yrLibor	
Net Margin	1.875bps	
Gross Margin	2.25bps	
Caps	5-2-5%	
Months to Roll	59	+/-2
Average Loan Balance:	$500,000 Approx.	
WAM:	359	+/- 2
WA LTV:	75% Approx.	+/-5%
Interest Only	43% Approx.	
Single Family (including PUDS)	88% Approx.	
Geographic:	60% Approx. (Max 65% California)	
Cash-Out Refi.:	15% Approx.	
Avg. FICO:	722 Approx	
Rating/Subordination:	AAA/ 3.70%	+/- 50bps
Rating Agency:	S&P or MDY +Fitch	
Settlement:	July 31, 2003	
Whole Loan Desk	Brian Delany 449-5326	

June 19, 2003 09:07AM
Settlement: July 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for CWHL03_37JUN172003 Class 1A1
Current Balance: $96,300,000.00 Current Coupon: 4.1%

Merrill Lynch & Company
HyperStruct
Next Payment: August 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.375) cmt1yw (0.00) libor1y (1.04) libor6m (1.34)
No default scenario exists

Scenario Assumption

	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		70 CPR	
Price	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
102-01	2.995	2.02	2.959	1.96	2.859	1.81	2.747	1.66	2.478	1.39	2.127	1.15	0.978	0.74
102-01+	2.988		2.951		2.851		2.738		2.467		2.114		0.957	
102-02	2.980		2.943		2.842		2.729		2.456		2.101		0.937	
102-02+	2.973		2.935		2.834		2.720		2.446		2.087		0.916	
102-03	2.965	2.02	2.927	1.96	2.825	1.81	2.711	1.66	2.435	1.40	2.074	1.15	0.895	0.74
102-03+	2.958		2.920		2.817		2.702		2.424		2.061		0.874	
102-04	2.950		2.912		2.809		2.692		2.413		2.048		0.854	
102-04+	2.943		2.904		2.800		2.683		2.402		2.035		0.833	
102-05	2.935	2.02	2.896	1.96	2.792	1.81	2.674	1.66	2.391	1.40	2.021	1.15	0.812	0.74
102-05+	2.927		2.889		2.783		2.665		2.380		2.008		0.792	
102-06	2.920		2.881		2.775		2.656		2.369		1.995		0.771	
102-06+	2.912		2.873		2.766		2.647		2.358		1.982		0.750	
102-07	2.905	2.02	2.865	1.96	2.758	1.81	2.637	1.66	2.347	1.40	1.969	1.16	0.730	0.74
102-07+	2.897		2.857		2.749		2.628		2.336		1.955		0.709	
102-08	2.890		2.850		2.741		2.619		2.325		1.942		0.689	
102-08+	2.882		2.842		2.733		2.610		2.315		1.929		0.668	
102-09	2.875	2.02	2.834	1.96	2.724	1.81	2.601	1.66	2.304	1.40	1.916	1.16	0.647	0.74
102-09+	2.867		2.826		2.716		2.592		2.293		1.903		0.627	
102-10	2.860		2.819		2.707		2.583		2.282		1.889		0.606	
102-10+	2.852		2.811		2.699		2.573		2.271		1.876		0.586	
102-11	2.845	2.02	2.803	1.96	2.691	1.81	2.564	1.67	2.260	1.40	1.863	1.16	0.565	0.74
102-11+	2.837		2.795		2.682		2.555		2.249		1.850		0.544	
102-12	2.830		2.787		2.674		2.546		2.238		1.837		0.524	
102-12+	2.822		2.780		2.665		2.537		2.227		1.824		0.503	
WAL	2.145		2.076		1.909		1.750		1.456		1.193		0.746	
1st Prin	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Mat.	06/25/06		06/25/06		06/25/06		06/25/06		06/25/06		06/25/06		04/25/06	

NOTE: all flows to CALL.

June 19, 2003 09:07AM
Settlement: July 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for CWHL03_37JUN172003 Class 1A1
Current Balance: $96,300,000.00 Current Coupon: 4.1%

Merrill Lynch & Company
HyperStruct
Next Payment: August 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmtly (1.375) cmtlyw (0.00) liborly (1.04) libor6m (1.34)
No default scenario exists

Scenario Assumption

Price	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		70 CPR	
	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
102-13	2.814	2.02	2.772	1.96	2.657	1.81	2.528	1.67	2.217	1.40	1.811	1.16	0.483	0.74
102-13+	2.807		2.764		2.648		2.519		2.206		1.797		0.462	
102-14	2.799		2.756		2.640		2.509		2.195		1.784		0.442	
102-14+	2.792		2.749		2.632		2.500		2.184		1.771		0.421	
102-15	2.784	2.02	2.741	1.96	2.623	1.81	2.491	1.67	2.173	1.40	1.758	1.16	0.401	0.74
102-15+	2.777		2.733		2.615		2.482		2.162		1.745		0.380	
102-16	2.769		2.725		2.607		2.473		2.151		1.732		0.360	
102-16+	2.762		2.718		2.598		2.464		2.141		1.719		0.339	
102-17	2.754	2.02	2.710	1.96	2.590	1.81	2.455	1.67	2.130	1.40	1.706	1.16	0.319	0.74
WAL	2.145		2.076		1.909		1.750		1.456		1.193		0.746	
1st Prin	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Mat.	06/25/06		06/25/06		06/25/06		06/25/06		06/25/06		06/25/06		04/25/06	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.

June 19, 2003 09:02AM
Settlement: July 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for CWHL03_37JUN172003 Class 2A1
Current Balance: $385,200,000.00 Current Coupon: 4.45%

Merrill Lynch & Company
HyperStruct
Next Payment: August 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.375) cmt1yw (0.00) libor1y (1.04) libor6m (1.34)
No default scenario exists

Scenario Assumption

Price	18 CPR Yield	18 CPR Dur	20 CPR Yield	20 CPR Dur	25 CPR Yield	25 CPR Dur	30 CPR Yield	30 CPR Dur	40 CPR Yield	40 CPR Dur	50 CPR Yield	50 CPR Dur	70 CPR Yield	70 CPR Dur
102-02+	3.622	2.73	3.579	2.60	3.463	2.31	3.333	2.06	3.025	1.63	2.645	1.29	1.560	0.82
102-03	3.616		3.573		3.457		3.326		3.016		2.633		1.541	
102-03+	3.611		3.567		3.450		3.319		3.007		2.621		1.523	
102-04	3.605		3.562		3.444		3.311		2.997		2.610		1.504	
102-04+	3.599	2.73	3.556	2.60	3.437	2.31	3.304	2.06	2.988	1.63	2.598	1.30	1.486	0.82
102-05	3.594		3.550		3.430		3.296		2.978		2.586		1.467	
102-05+	3.588		3.544		3.424		3.289		2.969		2.574		1.448	
102-06	3.583		3.538		3.417		3.282		2.960		2.563		1.430	
102-06+	3.577	2.73	3.532	2.61	3.411	2.32	3.274	2.06	2.950	1.63	2.551	1.30	1.411	0.82
102-07	3.571		3.526		3.404		3.267		2.941		2.539		1.393	
102-07+	3.566		3.521		3.398		3.259		2.932		2.527		1.374	
102-08	3.560		3.515		3.391		3.252		2.922		2.516		1.356	
102-08+	3.555	2.73	3.509	2.61	3.384	2.32	3.245	2.06	2.913	1.63	2.504	1.30	1.337	0.82
102-09	3.549		3.503		3.378		3.237		2.904		2.492		1.318	
102-09+	3.544		3.497		3.371		3.230		2.894		2.480		1.300	
102-10	3.538		3.491		3.365		3.222		2.885		2.469		1.281	
102-10+	3.532	2.73	3.486	2.61	3.358	2.32	3.215	2.06	2.876	1.63	2.457	1.30	1.263	0.82
102-11	3.527		3.480		3.352		3.208		2.866		2.445		1.244	
102-11+	3.521		3.474		3.345		3.200		2.857		2.434		1.226	
102-12	3.516		3.468		3.338		3.193		2.848		2.422		1.207	
102-12+	3.510	2.73	3.462	2.61	3.332	2.32	3.185	2.06	2.838	1.63	2.410	1.30	1.189	0.82
102-13	3.505		3.456		3.325		3.178		2.829		2.398		1.170	
102-13+	3.499		3.451		3.319		3.171		2.820		2.387		1.152	
102-14	3.494		3.445		3.312		3.163		2.811		2.375		1.133	
WAL	3.001		2.853		2.515		2.218		1.729		1.356		0.835	
1st Prin	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Mat.	06/25/08		06/25/08		06/25/08		06/25/08		06/25/08		06/25/08		06/25/08	

NOTE: all flows to CALL.

June 19, 2003 09:02AM
Settlement: July 31, 2003
Last Payment: None

PRICE/YIELD TO CALL Table for CWHL03_37JUN172003 Class 2A1
Current Balance: $385,200,000.00 Current Coupon: 4.45%

Merrill Lynch & Company
HyperStruct
Next Payment: August 25, 2003

Shift-Interest Senior/Sub Structure
MLMI 2003-A1

cmt1y (1.375) cmt1yw (0.00) libor1y (1.04) libor6m (1.34)
No default scenario exists

Scenario Assumption

Price	18 CPR		20 CPR		25 CPR		30 CPR		40 CPR		50 CPR		70 CPR	
	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur	Yield	Dur
102-14+	3.488	2.74	3.439	2.61	3.306	2.32	3.156	2.06	2.801	1.63	2.363	1.30	1.115	0.82
102-15	3.482		3.433		3.299		3.149		2.792		2.352		1.097	
102-15+	3.477		3.427		3.293		3.141		2.783		2.340		1.078	
102-16	3.471		3.421		3.286		3.134		2.773		2.328		1.060	
102-16+	3.466	2.74	3.416	2.61	3.279	2.32	3.127	2.06	2.764	1.63	2.317	1.30	1.041	0.82
102-17	3.460		3.410		3.273		3.119		2.755		2.305		1.023	
102-17+	3.455		3.404		3.266		3.112		2.745		2.293		1.004	
102-18	3.449		3.398		3.260		3.104		2.736		2.282		0.986	
102-18+	3.444	2.74	3.392	2.61	3.253	2.32	3.097	2.06	2.727	1.64	2.270	1.30	0.968	0.82
WAL	3.001		2.853		2.515		2.218		1.729		1.356		0.835	
1st Prin	08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03		08/25/03	
Mat.	06/25/08		06/25/08		06/25/08		06/25/08		06/25/08		06/25/08		06/25/08	

Recipient must read the information in the attached underwriter's statement regarding computational materials and other information (the 'Statement'). If the statement is not attached, please contact your account representative. Do not use or rely on this information if you have not received and reviewed the Statement.

NOTE: all flows to CALL.